Exhibit (a)(5)(i)

Media Contacts:	FOR IMMEDIATE RELEASE

Tania Kelley

Hennessy Advisors, Inc.

tania@hennessyadvisors.com; 800-966-4354

Melissa Murphy

SunStar Strategic
MMurphy@sunstarstrategic.com; 212-600-2150

Hennessy Advisors, Inc. Commences Self-Tender Offer to

Purchase Up to 1,000,000 Shares

August 20, 2015, Novato, CA - Hennessy Advisors, Inc. (NASDAQ:HNNA) today announced the commencement of a self-tender offer to purchase up to 1,000,000 shares, or approximately 17% of its outstanding common stock, for a price of $25.00 per share. The Company intends to finance this self-tender offer with an expansion of its current loan as well as with a portion of available cash from its balance sheet. The self-tender offer will expire at 5:00 P.M., Eastern Time, on September 18, 2015, unless extended or withdrawn.

The Board of Directors determined that it is in the best interests of the shareholders and the Company to repurchase shares at this time given the Company’s financial performance, the relative illiquidity of the Company’s common stock, and the Company’s access to debt capital.

Hennessy Advisors has retained Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company, N.A., as the Depositary for the self-tender offer, and Georgeson, Inc. as the Information Agent.

Copies of the Offer to Purchase, the related letter of Transmittal and the Notice of Guranteed Delvery are being mailed to the Company’s shareholders. Additional copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at 800-932-9864 (toll free). Questions regarding this self-tender offer should be directed to the Information Agent at the same number.

Certain Information Regarding the Self-Tender Offer

Neither Hennessy Advisors, Inc., nor its officers, employees, directors, the Information Agent, or the Depositary makes any recommendation as to whether shareholders should tender shares in this self-tender offer. Shareholders will be able to obtain a copy of the Schedule TO, Offer to Purchase and related materials filed by Hennessy Advisors, Inc. as part of the self-tender offer and other documents filed with the Securities Exchange Commission (“SEC”) through the SEC’s website at www.sec.gov, without charge when these documents become available or by calling the Information Agent at (800)-932-9864 (toll free). Shareholders and investors who have questions or need assistance may call the Information Agent at (800)-932-9864 (toll free) or may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the self-tender offer.

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SHAREHOLDERS ARE URGED TO CAREFULLY READ THE SELF-TENDER OFFER MATERIALS (INCLUDING THE SCHEDULE TO, OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED SELF-TENDER OFFER DOCUMENTS) DATED AUGUST 20, 2015 THAT HENNESSY ADVISORS, INC. WILL DISTRIBUTE TO ITS SHAREHOLDERS AND FILE WITH THE SEC AND ANY OTHER DOCUMENTS HENNESSY ADVISORS, INC. FILES WITH THE SEC PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE SELF-TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE SELF-TENDER OFFER.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of Hennessy Advisors, Inc. common stock. The solicitation and offer to buy shares of Hennessy Advisors, Inc. common stock will only be made pursuant to the offer to purchase and related self-tender offer materials that Hennessy Advisors, Inc. will send to its shareholders. Shareholders should read those materials carefully because they contain important information, including the various terms and conditions of the self-tender offer.

About Hennessy Advisors, Inc.

Hennessy Advisors, Inc. is a publicly traded investment manager offering a broad range of domestic equity, balanced and fixed income, and sector and specialty mutual funds. Hennessy Advisors, Inc. is committed to superior service to shareholders and a consistent and repeatable investment process, combining time-tested stock selection strategies with a highly disciplined, team-managed approach.

Supplemental Information

Nothing in this press release shall be considered a solicitation to buy or an offer to sell a security to any person in any jurisdiction where such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.

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